UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NIELSEN HOLDINGS N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2013

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106	Schedule 13G	Page 1 of 24

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 2 of 24

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. N63218106	Schedule 13G	Page 3 of 24

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. N63218106	Schedule 13G	Page 4 of 24

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO (Québec société en commandit)

CUSIP No. N63218106	Schedule 13G	Page 5 of 24

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 6 of 24

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,687,050.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,687,050.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,687,050.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 7 of 24

1	NAMES OF REPORTING PERSONS CP IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,243,383.01
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,243,383.01
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,243,383.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. N63218106	Schedule 13G	Page 8 of 24

1	NAMES OF REPORTING PERSONS TC Group IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,243,383.01
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,243,383.01
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,243,383.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 9 of 24

1	NAMES OF REPORTING PERSONS Carlyle Partners IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,457,561.00
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,457,561.00
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,457,561.00
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 10 of 24

1	NAMES OF REPORTING PERSONS CP IV Coinvestment Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 785,822.01
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 785,822.01
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,822.01
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 11 of 24

1	NAMES OF REPORTING PERSONS CEP II Managing GP Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,443,667.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,443,667.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,667.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. N63218106	Schedule 13G	Page 12 of 24

1	NAMES OF REPORTING PERSONS CEP II Managing GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,443,667.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,443,667.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,667.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 13 of 24

1	NAMES OF REPORTING PERSONS Carlyle Europe Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,443,667.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,443,667.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,667.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N63218106	Schedule 13G	Page 14 of 24

1	NAMES OF REPORTING PERSONS CEP II Participations S.à r.l. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,443,667.63
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,443,667.63
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,667.63
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO (Luxembourg Limited Liability Company)

CUSIP No. N63218106	Schedule 13G	Page 15 of 24

ITEM 1. (a)	Name of Issuer:

Nielsen Holdings N.V. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

770 Broadway,

New York, New York 10003

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

CP IV GP, Ltd.

TC Group IV Cayman, L.P.

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Managing GP Holdings, Ltd.

CEP II Managing GP, L.P.

Carlyle Europe Partners II, L.P.

CEP II Participations S.à r.l. SICAR

(b) Address or Principal Business Office:

The address of CEP II Participations S.à r.l. SICAR is 2 Avenue Charles de Gaulle, L-1653 Luxembourg, Luxembourg.

The address of each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., CEP II Managing GP, L.P. and Carlyle Europe Partners II, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, D.C. 20004-2505.

The address of each of the other Reporting Persons is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands.

CUSIP No. N63218106	Schedule 13G	Page 16 of 24

(c) Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P. and Carlyle Holdings II GP L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. CEP II Managing GP, L.P. is organized under the laws of Canada. Carlyle Europe Partners II, L.P. is organized under the laws of the United Kingdom. CEP II Participations S.à r.l. SICAR is organized under the laws of Luxembourg. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d) Title of Class of Securities:

Common stock, €0.07 par value per share (“Common Stock”).

(e) CUSIP Number:

N63218106

ITEM 3.

Not applicable.

CUSIP No. N63218106	Schedule 13G	Page 17 of 24

ITEM 4.	Ownership

Ownership (a-c)

Valcon Acquisition Holding (Luxembourg) S.à r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. As of December 31, 2013, Luxco held 125,224,724 shares of Common Stock, or 33.1% of the outstanding shares of Common Stock based on 378,276,628 shares of Common Stock outstanding as of November 1, 2013. Based on the ownership of outstanding capital of Luxco, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons as of December 31, 2013:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
The Carlyle Group L.P.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
Carlyle Holdings II GP L.L.C.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
Carlyle Holdings II L.P.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
TC Group Cayman Investment Holdings, L.P.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
TC Group Cayman Investment Holdings Sub L.P.	24,687,050.63	6.5%	0	24,687,050.63	0	24,687,050.63
CP IV GP, Ltd.	20,243,383.01	5.4%	0	20,243,383.01	0	20,243,383.01
TC Group IV Cayman, L.P.	20,243,383.01	5.4%	0	20,243,383.01	0	20,243,383.01
Carlyle Partners IV Cayman, L.P.	19,457,561.00	5.1%	0	19,457,561.00	0	19,457,561.00
CP IV Coinvestment Cayman, L.P.	785,822.01	0.2%	0	785,822.01	0	785,822.01
CEP II Managing GP Holdings, Ltd.	4,443,667.63	1.2%	0	4,443,667.63	0	4,443,667.63
CEP II Managing GP, L.P.	4,443,667.63	1.2%	0	4,443,667.63	0	4,443,667.63
Carlyle Europe Partners II, L.P.	4,443,667.63	1.2%	0	4,443,667.63	0	4,443,667.63
CEP II Participations S.à r.l. SICAR	4,443,667.63	1.2%	0	4,443,667.63	0	4,443,667.63

The shares of common stock of Nielsen shown in the table for The Carlyle Group are attributable to them as a result of their ownership in Luxco. Carlyle Partners IV Cayman, L.P. (“CP IV”) beneficially owns 64,970 Ordinary Shares and 11,445,116 Yield Free Convertible Preferred Equity Certificates of Luxco (“YFCPECs”). CP IV Coinvestment Cayman, L.P. (“CPIV Coinvest”) beneficially owns 2,620 Ordinary Shares and 462,232 YFCPECs. CEP II Participations S.à r.l. SICAR (“CEP II P”) beneficially owns 14,840 Ordinary Shares and 2,613,805 YFCPECs.

CUSIP No. N63218106	Schedule 13G	Page 18 of 24

The general partner of each of CP IV and CPIV Coinvest is TC Group IV Cayman, L.P., whose general partner is CP IV GP, Ltd., which is wholly owned by TC Group Cayman Investment Holdings Sub L.P.

CEP II P’s sole shareholder is Carlyle Europe Partners II, L.P., whose general partner is CEP II Managing GP, L.P., whose general partner is CEP II Managing GP Holdings, Ltd., whose sole shareholder is TC Group Cayman Investment Holdings Sub L.P.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Centerview Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, is a party to an amended and restated shareholders agreement dated as of January 31, 2011 (the “Luxco Shareholders Agreement”). In addition, the Investor Funds, Luxco, the Issuer, Valcon Acquisition B.V. and The Nielsen Company B.V. are parties to an amended as restated shareholders agreement dated as of January 31, 2011, as further amended (the “Nielsen Shareholders Agreement” and, together with the Luxco Shareholders Agreement, the “Shareholders Agreements”). Given the terms of the Shareholders Agreements, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Luxco. Each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock owned by other parties to the Stockholders Agreements.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

CUSIP No. N63218106	Schedule 13G	Page 19 of 24

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V, L.P.

Blackstone Participation Partnership (Cayman) V, L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Centerview Funds

Centerview Capital, L.P.

Centerview Employees, L.P.

Centerview VNU LLC

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Fund V, L.P.

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

CUSIP No. N63218106	Schedule 13G	Page 20 of 24

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. N63218106	Schedule 13G	Page 21 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. N63218106	Schedule 13G	Page 22 of 24

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CP IV GP, LTD.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP IV CAYMAN, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS IV CAYMAN, L.P.
By: TC Group IV Cayman, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP IV COINVESTMENT CAYMAN, L.P.
By: TC Group IV Cayman, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II MANAGING GP HOLDINGS, LTD.

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II MANAGING GP, L.P.
by: CEP II Managing GP Holdings, Ltd., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. N63218106	Schedule 13G	Page 23 of 24

CARLYLE EUROPE PARTNERS II, L.P. by: CEP II Managing GP, L.P., its general partner by: CEP II Managing GP Holdings, Ltd., its General Partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II PARTICIPATIONS S.À R.L. SICAR

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. N63218106	Schedule 13G	Page 24 of 24

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 14, 2013).

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 14, 2013).